UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5
EX-23.1
Note: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Hanesbrands Inc. Employee Benefits Administrative Committee of the
Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico:
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Charlotte, North Carolina
June 24, 2010

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2009	2008

Assets
Investment
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$1,449,990	$1,423,153
Receivables
Participant contribution receivable	—	1,158
Company-match contribution receivable	13,664	1,307
Discretionary Company contribution receivable	116,037	131,825
Receivable due from Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico	—	14,806

	129,701	149,096

Total assets	1,579,691	1,572,249

Liabilities
Accrued expenses	(160)	—

Net Assets Available for Benefits at Fair Value	1,579,531	1,572,249

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(18,255)	38,903

Net Assets Available for Benefits	$1,561,276	$1,611,152

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
Investment income (loss)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income (loss)	$75,502	$(18,127)

Contributions
Company	165,661	186,998
Participants	76,186	87,568

Total contributions	241,847	274,566

Benefits paid to participants	(365,781)	(576,936)
Administrative expenses	(1,444)	—

Net decrease	(49,876)	(320,497)

Net assets available for benefits
Beginning of year	1,611,152	1,931,649

End of year	$1,561,276	$1,611,152

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008
NOTE A — DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible hourly employees of participating divisions and subsidiaries of Hanesbrands Inc. (the “Company”), located in Puerto Rico, who have attained the age of 21 and completed 90 days of credited service, as defined in the Plan document; bargaining unit employees are covered, however, only if the applicable collective bargaining agreement provides for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan experienced a partial plan termination event in 2009. As a result, participants who were not 100% vested in their benefits and whose employment involuntarily terminated during 2009 became entitled to be fully vested in their Company contributions. In addition, the Plan administrator determined that a partial plan termination occurred in 2008 and 2009 due to the Company’s consolidation and globalization strategy so that any participants terminated as a result of that strategy would be entitled to be fully vested in any Company contributions in which they were not already 100% vested at the time of termination.
Grant Thornton, LLP (“Grant Thornton”) is the independent auditor for the Plan, the Hanesbrands Inc. Retirement Savings Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (collectively, the “Savings Plans”). In June 2009, Grant Thornton advised the Hanesbrands Inc. Employee Benefits Administrative Committee (the “Committee”), the administrator for the Savings Plans, that it had become aware that a non-U.S. affiliate of Grant Thornton was performing human resources recruitment services for an affiliate of the Savings Plans.
Grant Thornton concluded that the performance of these human resources recruitment services potentially violated independence rules adopted by the Securities and Exchange Commission (the “SEC”) to the extent that the positions with respect to which Grant Thornton provided recruitment services were “managerial” within the meaning of such rules. After conducting an internal review of the facts underlying these services, however, Grant Thornton concluded that a reasonable third party investor or Plan participant who was aware of the particular facts and circumstances underlying the relationship would conclude that such services did not impair Grant Thornton’s independence. Grant Thornton shared these conclusions with the Committee, which, after conducting its own analysis with the assistance of external counsel, agreed with Grant Thornton’s conclusion that Grant Thornton’s independence was not impaired. The Committee and Grant Thornton reported their conclusions to the staff of the SEC, which did not object to these conclusions.
Contributions
Eligible employees can contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan document. Contributions are subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”).
The Company will contribute an amount equal to 100% of the portion of a participant’s pre-tax contributions that does not exceed 2% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2009 and 2008, the total matching contribution by the Company was $49,624 and $55,173, respectively. The Company may also make a discretionary Company contribution in the amount of 2% of a participant’s eligible compensation. For the years ended December 31, 2009 and 2008, the total discretionary Company contribution was $116,037 and $131,825, respectively.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions and amounts received as Company matching and rollover contributions are 100% vested at all times. Vesting in the annual discretionary Company contributions is 100% after completing three years of service, or in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time. Prior to the second quarter of 2009, participants could direct their balances in 10% increments and were permitted to change their investment elections quarterly.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before any amounts received as annual discretionary Company contributions are vested, the unvested amount is forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their annual discretionary Company contribution amounts that were previously forfeited and then the remainder may be used to reduce future Company matching contributions or pay administrative expenses of the Plan.
Forfeited balances as of December 31, 2009 and 2008 were $166,485 and $159,791, respectively. For the years ended December 31, 2009 and 2008, $28 and $17,050 of forfeitures, respectively, was used to offset employer matching contributions or administrative expenses of the Plan.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Withdrawals
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
New Accounting Pronouncements
     Codification
In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source for all authoritative Generally Accepted Accounting Principles (“GAAP”) recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities issued for periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The Codification did not change GAAP and did not have a material impact on the Plan’s net assets or changes in net assets.
     Fair Value Measurements
In September 2009, the FASB issued amendments to the accounting rules for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments permit a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the accounting rules under GAAP for investment companies, including measurement of all or substantially all of the underlying investments of the investee. The amendments also require disclosures by major category of investment about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment. The amendments are effective for interim and annual periods ending after December 15, 2009. The adoption of the amendments did not have a material impact on the Plan’s net assets or changes in net assets but resulted in certain additional disclosures reflected in Note B.
In January 2010, the FASB issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules are effective for the Plan’s first fiscal year beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Plan does not expect the adoption of the disclosures will have a material impact on the Plan’s net assets or changes in net assets.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with GAAP.
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
Valuation of Investments
The Plan’s sole investment is an interest in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
The HBI Investment Trust’s investments consist of investments in registered investment companies, common stocks, participant loans, collective trusts and a stable value fund. Investments in registered investment companies and common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Collective trusts are valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values.
The stable value fund is reported at fair value based on the fair value of the underlying investments. These underlying investments, which are comprised of high quality, fixed income securities held in various collective trusts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2009 and 2008 was approximately 4.25% and 6.35%, respectively. The average yield for the investment contracts for the years ended December 31, 2009 and 2008 was approximately 3.21% and 4.14%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice. The Statements of Net Assets Available for Benefits present the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Administrative Expenses
Costs of administering the Plan for the years ended December 31, 2009 and 2008 were paid by the Company, except for certain investment management fees which were paid directly by the HBI Investment Trust or offset against the HBI Investment Trust’s investment returns.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
NOTE C — PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s investments are in the HBI Investment Trust which provides for the investment of assets of the Plan and the other Savings Plans.
As part of an effort to provide employees with valuable retirement tools and service and achieve cost savings by consolidating administrative services with a single vendor, the Company replaced the record keeper of the Hanesbrands Inc. Retirement Savings Plan with ING effective January 1, 2008. In connection with that change, the Hanesbrands Inc. Retirement Savings Plan’s assets were transferred from the HBI Investment Trust to a newly established single-plan trust with State Street Bank and Trust Company (“State Street”) as the trustee. The assets of the Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico remained in the HBI Investment Trust at that time with The Northern Trust Company (“Northern Trust”) continuing to serve as trustee.
Effective February 2, 2009, the Company continued this consolidation process by replacing the record keeper of the Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico with ING. In connection with that change, the single-plan trust holding the assets of the Hanesbrands Inc. Retirement Savings Plan and the HBI Investment Trust were consolidated into the HBI Investment Trust, and State Street became the trustee of this master trust, which holds the assets of the Savings Plans.
The interest of each Savings Plan in the HBI Investment Trust is based on that Savings Plan’s participants’ account balances within each investment fund.
At December 31, 2009 and 2008, the Plan’s interest in the net assets of the HBI Investment Trust was approximately 0.30% and 33.76%, respectively. Investment income relating to the HBI Investment Trust is allocated to the individual plans based on the balances invested by each Savings Plan.
The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust as of December 31, 2009 and 2008 is as follows:

	2009	2008
Investments, at fair value
Common stocks	$22,662,942	$115,209
Investment in collective trusts	3,886,208	398,478
Investment in registered investment companies	243,053,184	1,011,697
Participant loans	9,013,349	—
Stable value fund	199,986,470	2,934,847

Total investments	478,602,153	4,460,231

Receivables	782,709	204,478
Liabilities	—	(14,806)

Net assets of HBI Investment Trust at fair value	479,384,862	4,649,903

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(6,035,313)	121,739

Net assets of HBI Investment Trust	$473,349,549	$4,771,642

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
For the year ended December 31, 2009, net investment income was allocated to all three of the Savings Plans from the HBI Investment Trust. For the year ended December 31, 2008, net investment income was allocated to the Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico from the HBI Investment Trust. The aggregate net investment income (loss) allocated to the applicable Savings Plans from the HBI Investment Trust for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Interest and dividend income	$13,455,652	$202,223
Net appreciation (depreciation) in fair value of investments
Common stocks	16,381,942	(58,744)
Investment in registered investment companies	49,808,308	(617,595)

Net investment income (loss)	$79,645,902	$(474,116)

NOTE D — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts. As described in Note A, partial plan terminations have occurred in the Plan as a result of which certain participants became entitled to be 100% vested in their accounts.
NOTE E — FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•	Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
As of December 31, 2009 and 2008, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of common stocks, collective trusts, registered investment companies, participant loans and a stable value fund. The fair values of common stocks and registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.
The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts valued at net asset values which approximate fair value and are categorized as Level 2. Collective trusts are investment securities valued at net asset values which approximate fair value and are categorized as Level 2. The inputs used in valuing both the stable value fund and the collective trusts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.
The fair value of participant loans is determined based on unobservable inputs that reflect the HBI Investment Trust’s assumptions about the market value and are categorized as Level 3. There were no transfers in or out of Level 3 during the years ended December 31, 2009 and 2008. There were no changes during the years ended December 31, 2009 and 2008 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2009 and 2008. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Hanesbrands Inc. common stock	$22,662,942	$—	$—	$22,662,942
Short-term investment fund collective trusts	—	3,886,208	—	3,886,208
Registered investment companies:
U.S. bond index funds	19,586,389	—	—	19,586,389
U.S. equity index funds	141,664,162	—	—	141,664,162
Foreign equity index funds	25,769,283	—	—	25,769,283
Target retirement date funds	56,033,350	—	—	56,033,350

Total registered investment companies	243,053,184	—	—	243,053,184

Participant loans	—	—	9,013,349	9,013,349
Stable value fund	—	199,986,470	—	199,986,470

Total investment assets at fair value	$265,716,126	$203,872,678	$9,013,349	$478,602,153

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Hanesbrands Inc. common stock	$115,209	$—	$—	$115,209
Short-term investment fund collective trusts	—	398,478	—	398,478
Registered investment companies:
U.S. equity funds	828,778	—	—	828,778
Foreign equity funds	182,919	—	—	182,919

Total registered investment companies	1,011,697	—	—	1,011,697

Stable value fund	—	2,934,847	—	2,934,847

Total investment assets at fair value	$1,126,906	$3,333,325	$—	$4,460,231

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the HBI Investment Trust’s Level 3 investment assets for the year ended December 31, 2009. As reflected in the table below, there were no unrealized or realized gains or losses on Level 3 investment assets for the year ended December 31, 2009.

Year Ended
December 31,
2009
Balance, December 31, 2008	$—
Consolidation of Hanesbrands Inc. Retirement Savings Plan Trust into HBI Investment Trust	12,131,098
Purchases, issuances and settlements	(3,117,749)

Balance, December 31, 2009	$9,013,349

NOTE F — TAX STATUS
By letter dated December 12, 2008, the Internal Revenue Service (“IRS”) determined that the Plan, which was formerly known as the Sara Lee Corporation Personal Products Hourly Retirement Plan of Puerto Rico, as amended, and trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. As discussed in Note H, Plan management identified certain non-exempt transactions during 2008 and 2007 and has taken steps to correct these transactions. Plan management believes that these transactions will not have an effect on the Plan’s tax status.
NOTE G — PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HBI Investment Trust were invested in investments managed by State Street or Northern Trust at the time such party served as trustee of the HBI Investment Trust; therefore, these transactions qualify as party-in-interest transactions. Certain assets of the HBI Investment Trust were invested in investments managed by ING at the time ING served as recordkeeper of the HBI Investment Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan during 2009 and 2008 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services. Approximately 4.8% and 2.4% of the HBI Investment Trust’s assets as of December 31, 2009 and 2008, respectively, were invested in Hanesbrands Inc. common stock, in each case through participant-directed account balances.
At December 31, 2009 and 2008, the HBI Investment Trust held 939,981 and 9,036 shares of Hanesbrands Inc. common stock, respectively. These shares had a fair value of $22,662,942 and $115,209 as of December 31, 2009 and 2008, respectively.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2009 and 2008 — Continued
NOTE H — NON-EXEMPT TRANSACTIONS
Certain 2008 and 2007 participant contributions were temporarily held by the Company and not deposited to participant accounts maintained by Northern Trust within the timeframe mandated by Department of Labor regulations. Prior to December 31, 2008, the Company contributed all late contributions to the Plan and reimbursed the Plan for interest on the funds borrowed.
NOTE I — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$1,561,276	$1,611,152
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	18,255	(38,903)
Amounts allocated to withdrawing participants	(9,964)	(38,435)

Net assets available for benefits per the Form 5500	$1,569,567	$1,533,814

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2009 to the Form 5500:

Investment income per the financial statements	$75,502
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	57,158

Investment income per the Form 5500	$132,660

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2009 to the Form 5500:

Benefits paid to participants per the financial statements	$365,781
Amounts allocated to withdrawing participants at
December 31, 2009	9,964
December 31, 2008	(38,435)

Benefits paid to participants per the Form 5500	$337,310

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010	HANESBRANDS INC. HOURLY RETIREMENT SAVINGS PLAN OF PUERTO RICO
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP